Exhibit 99.1

Jiayuan Announces Appointment of Linguang Wu as Co-CEO

Former KongZhong VP to spearhead development of online and wireless platforms

BEIJING, March 18, 2012 /PRNewswire-Asia-FirstCall/ — Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE - News), operator of the largest online dating platform in China, today announced that its board of directors has approved the appointment of Mr. Linguang Wu as co-CEO alongside Jiayuan’s founder, Ms. Rose Gong, effective from Monday, March 19, 2012.

Mr. Wu was previously vice president of NASDAQ-listed KongZhong Corporation (“KongZhong”), a leading provider of digital entertainment services for consumers in China, where he served in various managerial roles from 2002 until 2011. Managing a team of over 250 people as head of KongZhong’s mobile and online game divisions, he was responsible for the launch and operation of some of KongZhong’s most popular titles, including the MMORPG World of Tanks.

“I am delighted to welcome Linguang to the Jiayuan team,” said Ms. Rose Gong, founder and co-chief executive officer of Jiayuan. “As a talented veteran of China’s Internet industry focused on developing user-focused internet and wireless technology, Linguang shares our passion for creating the best possible user experience.”

“As we continue to upgrade the Jiayuan offering and push forward with our exciting wireless initiatives, I’m confident that Linguang will prove an excellent addition to our senior management team and I look forward to working closely together in the months and years ahead.”

Mr. Yongqiang Qian, chairman of the board of directors of Jiayuan, commented, “Linguang’s decade of experience developing and managing successful online and wireless businesses is the perfect complement to Rose’s visionary industry leadership. I’m pleased to welcome him to the company, and I’m confident that this appointment lays the groundwork for our next stage of growth.”

Mr. Linguang Wu commented, “I’m delighted to join Jiayuan and excited to get started in this new role. Through their dedication to improving life for China’s singles, Rose and the team have built the undisputed industry leader and I look forward to leveraging my experience in support of the next stage of Jiayuan’s growth.”

Linguang Wu was part of the founding team at KongZhong and held numerous management positions, overseeing technology, operations, billing and licensing for the mobile and online game divisions over a ten-year career at the company. Before joining KongZhong, he was technology manager at Sohu.com from 2000 to 2002, where he was responsible for several key projects, including Sohu.com’s flash mail, alumni club and website security. Linguang holds a bachelor’s degree in electronic engineering from the University of Science and Technology of China.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE - News) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. According to iResearch, Jiayuan.com ranked first in terms of number of unique visitors and time spent among all online dating websites in China in 2011. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Beijing

Melody Liu

Jiayuan.com International Ltd.

+86 (10) 6442-2321

ir@jiayuan.com

Martin Reidy

Brunswick Group LLP

+86 (10) 5960-8600

jiayuan@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

+1 (212) 333-3810

jiayuan@brunswickgroup.com